No Act

P.E. 10/14/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16005040

December 5, 2016

Todd E. Davies
Deere & Company
daviestodde@johndeere.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-5-16

Re: Deere & Company
Incoming letter dated October 14, 2016

Dear Mr. Davies:

This is in response to your letters dated October 14, 2016 and November 9, 2016 concerning the shareholder proposal submitted to Deere by Christine Jantz. We also have received letters on the proponent's behalf dated November 1, 2016 and November 14, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

December 5, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated October 14, 2016

The proposal requests that the board generate a feasible plan for the company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the company, including, but not limited to, manufacturing and distribution, research facilities, corporate offices and employee travel, and report the plan to shareholders.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(i)(7), as relating to Deere's ordinary business operations. In our view, the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

November 14, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Deere & Company Regarding Greenhouse Gas Reduction on Behalf of Jantz Management LLC – Supplemental reply of Proponent

Ladies and Gentlemen:

Jantz Management LLC (the "Proponent") is beneficial owner of common stock of Deere & Company (the "Company") and submitted a shareholder proposal (the "Proposal") to the Company. We previously replied to the Company's letter dated October 14, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Todd E. Davies. This letter is a brief response to the Company's supplemental reply of November 9, 2016 (the "Company's Supplemental Letter.")

Proposal seeks to address lack of GHG reduction goals consistent with climate emergency and therefore addresses a significant policy issue

The Company's Supplemental Letter first argues that since the Company's absolute GHG emissions have not increased in recent years, the Proposal's purpose or goal is misdirected. That is not the case, as the goal of the Proposal is for the company to go from 1.5 million metric tons of net carbon per year to zero. Even though the Company currently reports its emissions on a normalized basis, its reporting method does not negate the concerns of the Proponent on which the Proposal is based – the need for **all** companies to set much more aggressive goals toward addressing the global climate emergency. The Proposal gives clear definition to what the Proponent believes an appropriate goal would be.

The Proposal has a nexus because the Company generates 1.5 million metric tons of climate damaging carbon emissions per year

As the Company acknowledges in its Supplemental letter, the subject matter of climate change and GHG emissions has been found to have a nexus even to companies and sectors that are less energy intensive than Deere & Co, such as financial sector firms. There is no rule regarding how energy intensive a company must be to broach the subject of net zero emissions, certainly not a requirement for a company to be any particular level of "energy intensive". As a company in the manufacturing sector, with a 1.5 million metric ton carbon footprint, the Proposal makes clear the need to set far more aggressive emissions reduction goals at an order of magnitude consistent with expert views of the current climate crisis. This has a clear nexus to the Company as a manufacturer that utilizes energy and generates substantial greenhouse gases.

The Proposal does not micromanage the Company in asking it to set much more aggressive goals for climate protection

Finally, the Company's Supplemental Letter argues, in revisiting its micromanagement argument, that the reason the proposal is "micromanaging" is because it sets forth the GHG emission goal and timeline on which it needs to be completed, which is "contrary to the GHG emission goals and timelines management has already adopted." The Company's Supplemental Letter sets forth an inaccurate interpretation of the 1998 release that "micro-managing" occurs when stockholders as a group are asked to vote on a proposal that is a substitute for management's operational plan, asserting quite an aggressive assertion that would negate any shareholder proposal. The letter notes that "Management has spent time and resources reviewing Deere's GHG emissions and has proffered a plan to reduce these emissions in a manner and on a timeline that they believe is in the best interests of the Company." To say that a shareholder proposal could not ask for a company to set more aggressive emissions reductions as this proposal does would be to entirely miss the point of the significant policy exception, which is precisely to offer the shareholders the opportunity to deliberate on the propriety of company plans that shareholders may believe are poorly calibrated to address the urgent needs of society. Therefore, in setting a much more aggressive greenhouse gas reduction goal then the Company has chosen to adopt, the Proposal certainly does not exemplify excludable micromanagement.

For the reasons stated above, we stand by our prior reply and respectfully request that the Staff notify the Company to deny the no action request.

Respectfully,



Sanford Lewis
Attorney at Law

Cc: Todd E Davies
Christine Jantz

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

November 9, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2017 Annual Meeting
Omission of Shareholder Proposal of
Jantz Management LLC

Ladies and Gentlemen:

This letter relates to the no-action request by Deere & Company, a Delaware corporation ("Deere" or the "Company") dated October 14, 2016 (the "Original Letter") that seeks to exclude a shareholder proposal and supporting statement (the "Proposal") submitted by Jantz Management LLC (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). By a letter dated November 1, 2016, (the "Proponent Response") to the Staff of the Division of Corporation Finance (the "Staff"), the Proponent asserted its belief that the relief sought in the Original Letter should not be granted. A copy of the Proponent Response and related correspondence is attached hereto as Exhibit A.

For the reasons set forth below and in the Original Letter, Deere continues to believe that it may properly omit the Proposal from the 2017 proxy materials, and the Company respectfully reiterates its request that the Staff concur that the Company may exclude the Proposal from the 2017 proxy materials.

First, although the Proponent Response recognizes the Company's long standing efforts in greenhouse gas ("GHG") emissions reduction, the Proponent Response erroneously claims that as Deere's "energy consumption has increased in recent years, so has its greenhouse gas emissions." In fact, in direct opposition to Proponent's claims, Deere's absolute energy consumption and absolute emmissions have decreased between 2012 and the end of 2015, The Company metrics presented in the Proponent Response are normalized per metric ton of production towards Deere's 2018 Eco-Efficiency Goals. Strategies to achieve a net-zero GHG emissions goal, such as that of the Proposal, are based on absolute emissions, not normalized emissions. Deere's absolute GHG emissions have not increased in recent years. Therefore, the illustration does not support the assertion made by the Proponent.

Second, as the Company set forth in the Original Letter, "there is no sufficient nexus between the overarching policy of the Proposal to reduce GHG emissions and Deere's day-to-day operations as a machinery manufacturing company." In the Proponent Response, Proponent mischaracterizes Deere as "energy intensive." While the term "energy intensive" does not have a clear industry definition, we cite the standard set in the proposed Waxman-Markey cap and trade legislation which defined "energy intensive" producers as those with energy expenditures more than 5% of production value. Deere's energy expenditures are less than 1% of production value. Moreover, the vast majority of the Staff determinations cited in the Proponent Response stand only for the proposition that where a company's primary business is the production of energy, the effect of that entery production on the environment clearly has a nexus to the company's ordinary business operations. *See DTE Energy Company* (January 26, 2015); *FirstEnergy Corp.* (March 4, 2015); *Devon Energy Corp.* (March 19, 2014); *NRG, Inc.* (March 12, 2009), *Exxon Mobil Corp.* (March 23, 2007); *and General Electric Co.* (January 31, 2007) (determining that as energy producers, proposals on climate change had sufficient nexus to each company's ordinary business operations). In the few Staff determinations Proponent cites, businesses that did not primarily produce energy were required to include climate change proposals, as discussed below, and these proposals were fundamentally different than the Proposal at hand because they did not seek to micromanage the company's business affairs. *See J.B. Hunt Transport Services, Inc.* (January 12, 2015); *PNC Financial Services Group* (February 13, 2013); *and Goldman Sachs Group, Inc.* (February 7, 2011) (determining that proposals that relate solely to the board of directors evaluating climate change issues and providing stockholders with a report on climate change (as opposed to a proposal that includes specific goals and timelines) cannot be excluded). The Proponent Response inaccurately represents the nexus between the energy policy related to the Proposal and Deere's manufacturing business, and does not attempt to distinguish the several examples cited in the Original Letter in which the Staff concurred in the exclusion under Rule 14a-8(i)(7).

In addition, throughout the Proponent Response, the Proponent exaggerates the nexus between the subject matter of the Proposal and Deere's business. In its effort to establish the nexus, Proponent vastly overstates the scope of the underlying Proposal. The Proposal relates to GHG emissions "for all aspects of the business which are directly owned by the Company." The Proponent Response argues that the Proposal "has a clear connection to the Company's business activities given the magnitude of energy usage by the Company *throughout the supply chain and resultant greenhouse gases generated.*" (emphasis added) The Proposal does not include the Company's supply chain and distribution network. Proponent's mischaracterization of the Proposal to support its claim of a nexus between climate change policy and Deere's business reinforces the Company's position in the

Original Letter that "the social policy exception does not support including the Proposal in the 2017 proxy materials."

Third, Proponent mischaracterizes the Proposal as not seeking to micromanage. As discussed in the Original Letter, and as further discussed above, Deere and its management have gone to great lengths to study the impact the Company's business operations have on climate change and have set in motion specific plans by which to minimize the Company's GHG emissions along a timeline that management has determined is in the best interests of the Company. The Proposal, however, imposes a planned goal (net-zero GHG emissions) and an arbitrary deadline (2030) by which to achieved this plan, which would require stockholders to vote on a proposal that would usurp management's judgments on the business operations of the Company. Requiring stockholders to vote on a specific GHG emission reduction goal and timeline is fundamentally different from other climate change proposals that only require the Company to assess and report on different climate change options. *See J.B. Hunt Transport Services, Inc.* (January 12, 2015); *PNC Financial Services Group* (February 13, 2013); *and Goldman Sachs Group, Inc.* (February 7, 2011), (determining that proposals that relate solely to the board of directors evaluating climate change issues and providing stockholders with a report on climate change (as opposed to a proposal that includes specific goals and timelines) cannot be excluded). The Proposal goes much further than simply requesting an assessment of the Company's impact on climate change (which information is already being provided to its stockholders). The Proposal specifically sets forth the GHG emission goal and timeline on which it needs to be completed, which is contrary to the GHG emission goals and timelines management has already adopted. Even though Proponent argues that the Proposal is not specific or minute enough to be considered "micro-managing," *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, Fed. Sec. L. Rep. (CCH)* May 21, 1998) (the "1998 Release") makes it clear that "micro-managing" occurs when stockholders as a group are asked to vote on a proposal that is a substitute for management's operational plan. Management has spent time and resources reviewing Deere's GHG emissions and has proffered a plan to reduce these emissions in a manner and on a timeline that they believe is in the best interests of the Company. In requesting that stockholders, who would not be in a position to make an informed judgment, approve the Proposal as a substitute for management's GHG emissions plan, the Proponent is asking to micro-manage the Company's complex day-to-day business operations in the exact manner the Staff aimed to avoid by issuing the 1998 Release. Therefore, even if the Staff determines there is sufficient nexus between climate change and the Company's business operations, the Proposal, as drafted is still fatally flawed because it aims to micromanage the Company. As such, it should be excluded pursuant to Rule 14a-8(i)(7).

Based upon the foregoing analysis and the reasons set forth in the Original Letter, we respectfully request that the Staff confirm that it will take no action if Deere excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5161.

Very truly yours,



Todd E. Davies
Corporate Secretary and
Associate General Counsel

cc: Christine Jantz
Jantz Management LLC

EXHIBIT A

Copy of the Proponent Response and Related Correspondence

SANFORD J. LEWIS, ATTORNEY

November 1, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Deere & Company Regarding Greenhouse Gas Reduction on Behalf of Jantz Management LLC

Ladies and Gentlemen:

Jantz Management LLC (the "Proponent") is beneficial owner of common stock of Deere & Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated October 14, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Todd E. Davies. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of Rule 14a-8(i)(7). A copy of this letter is being emailed concurrently to Todd E. Davies.

SUMMARY

The Proposal asks the Company to develop a feasible plan for achieving net zero greenhouse gas emissions by 2030. This request is grounded in the emerging scientific understanding expressed in the COP21 global climate treaty that greenhouse gas (GHG) reduction requires a dramatic scaling up from current efforts. The Proposal requests that the Company move beyond its 2018 goals for GHG reduction, to plan to have effectively no carbon footprint by 2030 for all aspects of the business which are directly owned by the Company and major suppliers, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel.

The existing GHG reduction efforts by the Company demonstrate that it *could be* feasible with continued scaling of effort to reach this 2030 goal. Company efforts on energy efficiency and renewable energy are laudable, and the Proposal asks the Company to take the next logical step, which the Proponent believes is to eliminate the carbon footprint that will remain by 2030 after the company satisfies its current goals. This challenges the Company to exercise leadership in alignment with the global COP21 challenge, on a timeline consistent with global climate goals. This may entail the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333 implementation of "negative carbon" activities where GHG elimination is not possible. The negative carbon activities engaged by the Company could be as diverse as planting trees on its own premises, or purchasing offsets for solar or renewable energy generated elsewhere sufficient to bring the Company's total operational carbon footprint down to zero.

The Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to ordinary business, but the Proposal is focused exclusively on the issue of climate change, and does not micromanage the Company. Contrary to the Company's assertions, the Proposal does not detail how the board of directors should set out to achieve net-zero emissions; nor does it interfere with facility-level operational decisions or managerial prerogatives already underway to decrease greenhouse gas emissions. Instead, the Proposal seeks continued scaling up of the Company's existing greenhouse gas reduction efforts through 2030 to the level that the Proponent and many experts believe is necessary in the face of our global climate emergency. The issue of climate change has a nexus to the Company because, as a major global manufacturer of heavy agricultural, construction and forestry equipment they are a substantial generator of greenhouse gases and therefore face continuing pressures and reputational risks associated with the reduction of those emissions.

THE PROPOSAL

The Proposal (included in its entirety as Appendix 1) states:

> Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG [defined as greenhouse gas] emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

BACKGROUND

Greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century. Not only is climate change happening, but year-by-year the weather becoming more extreme. The pace at which climate change is happening is indicative of a global climate emergency. In 2015, 196 parties at the U.N. Climate Change Conference (COP21) agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures by 2050, with a further goal of limiting it to 1.5 degrees Celsius. Both of these ambitious goals are considered critical to heading off the most catastrophic effects of climate change and are inconsistent with projected growth in GHGs in the absence of effective intervention.

So far, most governments are far from adopting the regulatory actions at the pace needed to meet the 2050 goals. This leaves it incumbent on individuals and companies – investors, corporations, and civil society together – to do what they can to advance these goals.

Given the role of technology in addressing the climate crisis, the Proponent believes that it may fall upon large energy consuming manufacturers like Deere & Company to lead the way.

The 2050 COP21 goals are ambitious and will require the unleashing of extraordinary leadership in the energy sector, technology sector and also in the manufacturing sector. To be a leader in helping the world to meet those stringent goals means that scaled action must be put into effect much earlier, creating models that can be replicated at needed scale worldwide. ***Leadership*** requires a focus on nearer term goals and timelines. For instance, the country of Norway is aiming for net zero by 2030: "Norway's parliament has agreed on a goal to cut the country's net greenhouse gas emissions to zero by 2030, moving the target forward by 20 years, an official at the national assembly said on Tuesday."[1]

Over the past 30 years, the Company has demonstrated leadership in this area. The Company has strived to reduce greenhouse gas emissions yet, as its energy consumption has increased in recent years, so has its greenhouse gas emissions — the emissions are reported to be rising for the last few years, despite a goal of reduction.


ENERGY CONSUMPTION
[GJ per metric ton of production]
4.35
4.63
4.84
5.17
3.70
GOAL
2012
2013
2014
2015
2018
GREENHOUSE GAS EMISSIONS
[mtCO2e per metric ton of production]
0.48
0.50
0.50
0.54
0.41
GOAL
2012
2013
2014
2015
2018

· *Company Metrics*
All data have been third-party verified to the ISO 14064 - 3 assurance standard.Baseline is adjusted due to acquisitions, divestitures, and data updates realized from improved accuracy.

To secure the Company's leadership on climate issues, the Proposal calls for an ambitious target and feasible plan for achieving net-zero GHG emissions. The approach taken by the Proposal is to encourage the Company to move from its current status is which it is measuring slowly rising emissions per metric ton of production, to developing a feasible plan for net zero for its production and distribution chain by 2030. The Company reports 1.5 million metric tonnes of CO2 from its scope 1 and scope 2 GHG emissions.

---

[1] (http://www.reuters.com/article/us-norway-climatechange-idUSKCN0YT1KM)

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(7) because it addresses a significant policy issue, with nexus to the Company's business, and does not micromanage.

As the Company letter notes:

> The Commission has stated that "proposals relating to [ordinary business] matters but focusing on sufficiently significant policy issues . . . generally would not be considered to be excludable."[2] Staff Legal Bulletin No. 14E (October 27, 2009) noted that, "On those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14-a8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company."

Staff Legal Bulletin 14H published in 2015 added that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)."

Once a significant policy issue is identified and nexus is found, the only further ordinary business question is whether the Proposal micromanages the Company. In the present instance, the Proposal clearly addresses the significant policy issue of climate change, has a clear connection to the Company's business activities given the magnitude of energy usage by the Company throughout the supply chain and resultant greenhouse gases generated, and the Proposal does not micromanage the Company in seeking GHG reduction that is fully scaled to the Company's production and distribution greenhouse gas generation.

A. The Proposal addresses a significant policy issue.

The Proposal is not excludable under Rule 14a-8(i)(7) because it directly focuses on a significant policy issue facing the Company: rapidly escalating global needs to eliminate greenhouse gas emissions in order to head off catastrophic climate change.

Prior Staff determinations have settled the question of whether matters pertaining to climate change and greenhouse gas emissions transcend ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015) (proposals not excludable as ordinary business because they focused on reducing greenhouse gas emissions GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.*

---

[2] 1998 Release.

(February 7, 2011) (proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009) (proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007) (proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007) (proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007) (proposal asking board to prepare a global warming report not excludable as ordinary business).

It should be noted that the Proposal is unlike the proposal in *FirstEnergy Corp.* (March 8, 2013) which focused on increasing renewable energy resources but failed to focus on a significant policy issue.

B. The subject matter of the Proposal has a clear nexus to the Company.

The Company Letter asserts that there is a lack of nexus between the Company's business activities and the subject matter of the Proposal, because it is not an energy company:

> "Deere is a global machinery manufacturing company.... there is no sufficient nexus between the overarching policy of the Proposal to reduce GHG emissions and Deere's day-to-day operations as a machinery manufacturing company."

As described above, this analysis is flawed, as no company is immune from the impacts of climate change and climate change regulation. The larger the company — in its production, operations, and global presence — the larger the material effects climate change may have on its well-being; so also, for global manufacturing companies like Deere with large-scale, energy-intensive operations, the larger impact operations may have on climate change. With 1.5 million metric tons of Scope 1 and 2 emissions this company has a significant GHG connection.

Numerous Staff determinations have found a nexus between climate change and companies' business, for companies in many sectors other than the energy sector. For example, *General Electric Co.* (January 31, 2007) (proposal asking board to prepare a global warming report not excludable as ordinary business); *J.B. Hunt Transport Services, Inc.* (January 12, 2015), and *Norfolk Southern Corporation* (Jan. 15, 2010) (proposal requesting board adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the company's operations and report to shareholders on its plans to achieve such goals) are both instances of the Staff finding a nexus to climate change for companies in the transportation sector. With *Meredith Corporation* (Aug. 21, 2008), the Staff found a nexus to climate change for a major manufacturer of magazines and books, where the proposal sought reduction of greenhouse gas emissions through increasing use of postconsumer recycled fiber. *PNC Financial Services* and *Goldman Sachs,* also cited above, are cases where the Staff found the significant policy issue of climate change relevant to financial services corporations. Moreover, the SEC's Climate Guidance (Release Nos. 33-

9106; 34-61469; FR-82, 2010) made it clear that the costs associated with changing demands for carbon reduction are widely relevant to many companies and sectors.

As a leading manufacturing company, the Proponent believes Deere should be a global role model and leader in illustrating how carbon reduction consistent with the demands posed by COP21 can be accomplished.

C. The Proposal does not micromanage.

The Company asserts that the Proposal micromanages by seeking to impose a specific timeframe to implement complex policies to satisfy quantitative emissions reductions targets. The Company emphasizes that greenhouse gas emission reduction necessarily concerns its "choice of processes, technologies and materials for use in its operations" because reducing emissions involves decision making about "the mix of resources used to source electricity, operate plants and otherwise conduct business."

However, the Proposal does not micromanage; instead, it provides a broad brush policy proposal for the Company that entails eliminating its remaining carbon footprint. The Proposal effectively seeks to expand upon existing Company efforts through a feasible plan and goal for the twelve years subsequent to its reported efforts through 2018.

In contrast, a proposal that would be seen as micromanaging would involve arguing with the company over "regulatory" limits. Typical micromanagement issues are exemplified by *Marriott International Inc.* (March 17, 2010) wherein the proposal addressed minutia of operations – prescribing the flow limits on showerheads. In *Duke Energy Corporation* (February 16, 2001) the proposal attempted to set what were essentially regulatory limits on the company — 80% reduction in nitrogen oxide emissions from the company's coal-fired plant and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler excludable despite proposal's objective of addressing significant environmental policy issues).

When it comes to setting timelines or deadlines, the typical example is a proposal attempting to change a company deadline by a year. In the classic example, *E.I. DuPont de Nemours and Co.* (avail. March 8, 1991) the proposal sought to advance the Company's CFC phase-out deadline by one year. When that case was litigated, in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992), the Appellate Court noted the difference between a micromanaging timeline and one that does not micromanage. Judge Ruth Bader Ginsburg, now a Supreme Court Justice, in the Circuit Court appeal, stated in the Roosevelt decision that:

> "Timing questions no doubt reflect "significant policy" when large differences are at stake. That would be the case, for example, if Du Pont projected a phase-out period extending into the new century. On the other hand, were Roosevelt seeking to move up Du Pont's target date by barely a season, the matter would appear much more of an "ordinary" than an extraordinary business judgment." At 37.

In the present case, the policy issue at stake makes this not at all a question of micromanagement, but rather a question of whether the company will choose to zero out its carbon footprint, an important policy action and corporate citizenship and leadership measure suggested by the Proposal on the basis of the relevant timeframe for leadership.

In *Ford Motor Company* (March 2, 2004) the proposal outlined with extraordinary specificity the precise details sought in a scientific report regarding the existence of global warming or cooling. The proposal sought to prescribe the methods used for measuring and calculating climate change, even the means of measuring temperature increase, in a highly prescriptive way down to tiny increments and cost/benefits of climate change. Asking for this level of detail rose to the level of micromanagement.

The Staff has long agreed that proposals can and should contain reasonable levels of detail on relevant information that avoids micromanagement but also avoids vagueness. As one example, in *ExxonMobil* (March 19, 2014) the Staff made it clear that it is not considered excludable micromanagement to request specifics in a report from a company, and to make technical aspects of such a report clear. The proposal in that instance sought a report to shareholders using quantitative indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations and that such report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

In contrast, the present Proposal does not displace management decision-making, as it allows the Company to determine when, where and how greenhouse gases will be eliminated; the current Proposal only sets an overall ambitious goal that is consistent with the next frontier for the Company's carbon reduction measures in a world of ever-accelerating demands for greenhouse gas reduction.

The present Proposal more closely resembles the numerous proposals on climate change that have been found to not be excludable as related ordinary business, because they addressed key issues regarding strategic responses and goals on climate change. For instance, see *Chevron Inc.* (March 23, 2016), requesting that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies. *Dominion Resources Inc.* (February 11, 2014) requested the company adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals. *Hess Inc.* (Feb. 29, 2016) requested that Hess prepare and publish a report disclosing the "financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized" and "provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders; provide information on assumptions used in each scenario, including carbon price and crude oil price."

The Proposal does not entail shareholder involvement in operational decisions or management prerogatives

The Company argues that the Proposal's request that it generate a feasible net-zero plan covering "all aspects of the business directly owned by the Company" is overbroad, and inappropriately correlates to facility-level operational decisionmaking. In support, the Company cites cases where proposals urged specific programs and investments without a transcendent policy issue, or which micromanaged energy or technology choices. For instance, it cites *FirstEnergy Corp.* (March 8, 2013) which focused on increasing renewable energy resources but failed to focus on a significant policy issue.

In sum, the proposal does not micromanage and is not excludable as relating to the Company's business.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff notify Deere & Company that it is denying the no action request and must include the Proposal on its 2017 proxy materials.

Sincerely,



Sanford Lewis

Cc: Todd E. Davies
Christine Jantz

Net-Zero Greenhouse Gas Emissions by 2030

WHEREAS:

It is widely reported that greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century;

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius;

Shareholders laud the Company's commitment to "focus[ing] on energy efficiency and greenhouse gas (GHG) emission reduction . . ." Since beginning its formal energy and GHG programs, the Company has made commendable progress, evidenced by the 26% reduction of GHG emissions per ton of production from 2005 to 2012, however shareholders believe that to secure the Company's leadership on climate issues, it should set an ambitious target date for becoming net-zero GHG emissions.

RESOLVED: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

SUPPORTING STATEMENT: For the purposes of this proposal, the proponent suggests that "net-zero greenhouse gas emissions" be achieved through company efforts to reduce Scope 1 and 2 GHG emissions to the maximum extent feasible, and then offsetting the remaining GHG emissions through equal to or greater than the company's GHG emissions during the same year based on the following carbon accounting integrity principles. In order for an offset to count toward achievement of net-zero GHG it must be permanent and measurable, and also:

- Additional: It must result in emissions reductions that would be unlikely to have occurred in the ordinary course of events, and represent carbon abatement that is not double counted (counted as GHG reduction by another party);
- Transparent: So that shareholders and other interested stakeholders have access to information about the offset project that generated the abatement;
- Address Leakage: Deduct any material increases in emissions elsewhere caused by the reduction activities which nullify or reduce the abatement;
- Independently Audited: The reduction must be verified by an independent qualified third party;
- Registered: The offset unit must be listed and tracked in a publicly transparent registry.

ATTENTION FUND FIDUCIARIES: Mutual funds and institutions hold over 74% of Deere common stock. Leading investors include, among others, Berkshire Hathaway, Vanguard Group, State Street Corporation, BlackRock Institutional Trust, Capital World Investors, FMR, Generation Investment Management, and Franklin Resources. Your YES vote will promote Deere's reputation.

SANFORD J. LEWIS, ATTORNEY

November 1, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Deere & Company Regarding Greenhouse Gas Reduction on Behalf of Jantz Management LLC

Ladies and Gentlemen:

Jantz Management LLC (the "Proponent") is beneficial owner of common stock of Deere & Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated October 14, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Todd E. Davies. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of Rule 14a-8(i)(7). A copy of this letter is being emailed concurrently to Todd E. Davies.

SUMMARY

The Proposal asks the Company to develop a feasible plan for achieving net zero greenhouse gas emissions by 2030. This request is grounded in the emerging scientific understanding expressed in the COP21 global climate treaty that greenhouse gas (GHG) reduction requires a dramatic scaling up from current efforts. The Proposal requests that the Company move beyond its 2018 goals for GHG reduction, to plan to have effectively no carbon footprint by 2030 for all aspects of the business which are directly owned by the Company and major suppliers, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel.

The existing GHG reduction efforts by the Company demonstrate that it *could be* feasible with continued scaling of effort to reach this 2030 goal. Company efforts on energy efficiency and renewable energy are laudable, and the Proposal asks the Company to take the next logical step, which the Proponent believes is to eliminate the carbon footprint that will remain by 2030 after the company satisfies its current goals. This challenges the Company to exercise leadership in alignment with the global COP21 challenge, on a timeline consistent with global climate goals. This may entail the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333 implementation of "negative carbon" activities where GHG elimination is not possible. The negative carbon activities engaged by the Company could be as diverse as planting trees on its own premises, or purchasing offsets for solar or renewable energy generated elsewhere sufficient to bring the Company's total operational carbon footprint down to zero.

The Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to ordinary business, but the Proposal is focused exclusively on the issue of climate change, and does not micromanage the Company. Contrary to the Company's assertions, the Proposal does not detail how the board of directors should set out to achieve net-zero emissions; nor does it interfere with facility-level operational decisions or managerial prerogatives already underway to decrease greenhouse gas emissions. Instead, the Proposal seeks continued scaling up of the Company's existing greenhouse gas reduction efforts through 2030 to the level that the Proponent and many experts believe is necessary in the face of our global climate emergency. The issue of climate change has a nexus to the Company because, as a major global manufacturer of heavy agricultural, construction and forestry equipment they are a substantial generator of greenhouse gases and therefore face continuing pressures and reputational risks associated with the reduction of those emissions.

THE PROPOSAL

The Proposal (included in its entirety as Appendix 1) states:

> Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG [defined as greenhouse gas] emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

BACKGROUND

Greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century. Not only is climate change happening, but year-by-year the weather becoming more extreme. The pace at which climate change is happening is indicative of a global climate emergency. In 2015, 196 parties at the U.N. Climate Change Conference (COP21) agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures by 2050, with a further goal of limiting it to 1.5 degrees Celsius. Both of these ambitious goals are considered critical to heading off the most catastrophic effects of climate change and are inconsistent with projected growth in GHGs in the absence of effective intervention.

So far, most governments are far from adopting the regulatory actions at the pace needed to meet the 2050 goals. This leaves it incumbent on individuals and companies – investors, corporations, and civil society together – to do what they can to advance these goals.

Given the role of technology in addressing the climate crisis, the Proponent believes that it may fall upon large energy consuming manufacturers like Deere & Company to lead the way.

The 2050 COP21 goals are ambitious and will require the unleashing of extraordinary leadership in the energy sector, technology sector and also in the manufacturing sector. To be a leader in helping the world to meet those stringent goals means that scaled action must be put into effect much earlier, creating models that can be replicated at needed scale worldwide. ***Leadership*** requires a focus on nearer term goals and timelines. For instance, the country of Norway is aiming for net zero by 2030: "Norway's parliament has agreed on a goal to cut the country's net greenhouse gas emissions to zero by 2030, moving the target forward by 20 years, an official at the national assembly said on Tuesday."[1]

Over the past 30 years, the Company has demonstrated leadership in this area. The Company has strived to reduce greenhouse gas emissions yet, as its energy consumption has increased in recent years, so has its greenhouse gas emissions — the emissions are reported to be rising for the last few years, despite a goal of reduction.


ENERGY CONSUMPTION
4.35
4.63
4.84
5.17
3.70
GOAL
GREENHOUSE GAS EMISSIONS
0.48
0.50
0.50
0.54
0.41
GOAL

Company Metrics
All data have been third-party verified to the ISO 14064 - 3 assurance standard.Baseline is adjusted due to acquisitions, divestitures, and data updates realized from improved accuracy.

To secure the Company's leadership on climate issues, the Proposal calls for an ambitious target and feasible plan for achieving net-zero GHG emissions. The approach taken by the Proposal is to encourage the Company to move from its current status is which it is measuring slowly rising emissions per metric ton of production, to developing a feasible plan for net zero for its production and distribution chain by 2030. The Company reports 1.5 million metric tonnes of CO2 from its scope 1 and scope 2 GHG emissions.

[1] (http://www.reuters.com/article/us-norway-climatechange-idUSKCN0YT1KM)

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(7) because it addresses a significant policy issue, with nexus to the Company's business, and does not micromanage.

As the Company letter notes:

> The Commission has stated that "proposals relating to [ordinary business] matters but focusing on sufficiently significant policy issues . . . generally would not be considered to be excludable."[2] Staff Legal Bulletin No. 14E (October 27, 2009) noted that, "On those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14-a8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company."

Staff Legal Bulletin 14H published in 2015 added that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)."

Once a significant policy issue is identified and nexus is found, the only further ordinary business question is whether the Proposal micromanages the Company. In the present instance, the Proposal clearly addresses the significant policy issue of climate change, has a clear connection to the Company's business activities given the magnitude of energy usage by the Company throughout the supply chain and resultant greenhouse gases generated, and the Proposal does not micromanage the Company in seeking GHG reduction that is fully scaled to the Company's production and distribution greenhouse gas generation.

A. The Proposal addresses a significant policy issue.

The Proposal is not excludable under Rule 14a-8(i)(7) because it directly focuses on a significant policy issue facing the Company: rapidly escalating global needs to eliminate greenhouse gas emissions in order to head off catastrophic climate change.

Prior Staff determinations have settled the question of whether matters pertaining to climate change and greenhouse gas emissions transcend ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015) (proposals not excludable as ordinary business because they focused on reducing greenhouse gas emissions GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.*

---

[2] 1998 Release.

(February 7, 2011) (proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009) (proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007) (proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007) (proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007) (proposal asking board to prepare a global warming report not excludable as ordinary business).

It should be noted that the Proposal is unlike the proposal in *FirstEnergy Corp.* (March 8, 2013) which focused on increasing renewable energy resources but failed to focus on a significant policy issue.

B. The subject matter of the Proposal has a clear nexus to the Company.

The Company Letter asserts that there is a lack of nexus between the Company's business activities and the subject matter of the Proposal, because it is not an energy company:

> "Deere is a global machinery manufacturing company.... there is no sufficient nexus between the overarching policy of the Proposal to reduce GHG emissions and Deere's day-to-day operations as a machinery manufacturing company."

As described above, this analysis is flawed, as no company is immune from the impacts of climate change and climate change regulation. The larger the company — in its production, operations, and global presence — the larger the material effects climate change may have on its well-being; so also, for global manufacturing companies like Deere with large-scale, energy-intensive operations, the larger impact operations may have on climate change. With 1.5 million metric tons of Scope 1 and 2 emissions this company has a significant GHG connection.

Numerous Staff determinations have found a nexus between climate change and companies' business, for companies in many sectors other than the energy sector. For example, *General Electric Co.* (January 31, 2007) (proposal asking board to prepare a global warming report not excludable as ordinary business); *J.B. Hunt Transport Services, Inc.* (January 12, 2015), and *Norfolk Southern Corporation* (Jan. 15, 2010) (proposal requesting board adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the company's operations and report to shareholders on its plans to achieve such goals) are both instances of the Staff finding a nexus to climate change for companies in the transportation sector. With *Meredith Corporation* (Aug. 21, 2008), the Staff found a nexus to climate change for a major manufacturer of magazines and books, where the proposal sought reduction of greenhouse gas emissions through increasing use of postconsumer recycled fiber. *PNC Financial Services* and *Goldman Sachs,* also cited above, are cases where the Staff found the significant policy issue of climate change relevant to financial services corporations. Moreover, the SEC's Climate Guidance (Release Nos. 33-

9106; 34-61469; FR-82, 2010) made it clear that the costs associated with changing demands for carbon reduction are widely relevant to many companies and sectors.

As a leading manufacturing company, the Proponent believes Deere should be a global role model and leader in illustrating how carbon reduction consistent with the demands posed by COP21 can be accomplished.

C. The Proposal does not micromanage.

The Company asserts that the Proposal micromanages by seeking to impose a specific timeframe to implement complex policies to satisfy quantitative emissions reductions targets. The Company emphasizes that greenhouse gas emission reduction necessarily concerns its "choice of processes, technologies and materials for use in its operations" because reducing emissions involves decision making about "the mix of resources used to source electricity, operate plants and otherwise conduct business."

However, the Proposal does not micromanage; instead, it provides a broad brush policy proposal for the Company that entails eliminating its remaining carbon footprint. The Proposal effectively seeks to expand upon existing Company efforts through a feasible plan and goal for the twelve years subsequent to its reported efforts through 2018.

In contrast, a proposal that would be seen as micromanaging would involve arguing with the company over "regulatory" limits. Typical micromanagement issues are exemplified by *Marriott International Inc.* (March 17, 2010) wherein the proposal addressed minutia of operations – prescribing the flow limits on showerheads. In *Duke Energy Corporation* (February 16, 2001) the proposal attempted to set what were essentially regulatory limits on the company — 80% reduction in nitrogen oxide emissions from the company's coal-fired plant and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler excludable despite proposal's objective of addressing significant environmental policy issues).

When it comes to setting timelines or deadlines, the typical example is a proposal attempting to change a company deadline by a year. In the classic example, *E.I. DuPont de Nemours and Co.* (avail. March 8, 1991) the proposal sought to advance the Company's CFC phase-out deadline by one year. When that case was litigated, in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992), the Appellate Court noted the difference between a micromanaging timeline and one that does not micromanage. Judge Ruth Bader Ginsburg, now a Supreme Court Justice, in the Circuit Court appeal, stated in the Roosevelt decision that:

> "Timing questions no doubt reflect "significant policy" when large differences are at stake. That would be the case, for example, if Du Pont projected a phase-out period extending into the new century. On the other hand, were Roosevelt seeking to move up Du Pont's target date by barely a season, the matter would appear much more of an "ordinary" than an extraordinary business judgment." At 37.

In the present case, the policy issue at stake makes this not at all a question of micromanagement, but rather a question of whether the company will choose to zero out its carbon footprint, an important policy action and corporate citizenship and leadership measure suggested by the Proposal on the basis of the relevant timeframe for leadership.

In *Ford Motor Company* (March 2, 2004) the proposal outlined with extraordinary specificity the precise details sought in a scientific report regarding the existence of global warming or cooling. The proposal sought to prescribe the methods used for measuring and calculating climate change, even the means of measuring temperature increase, in a highly prescriptive way down to tiny increments and cost/benefits of climate change. Asking for this level of detail rose to the level of micromanagement.

The Staff has long agreed that proposals can and should contain reasonable levels of detail on relevant information that avoids micromanagement but also avoids vagueness. As one example, in *Exxon Mobil* (March 19, 2014) the Staff made it clear that it is not considered excludable micromanagement to request specifics in a report from a company, and to make technical aspects of such a report clear. The proposal in that instance sought a report to shareholders using quantitative indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations and that such report address, at a minimum, and on a regional basis or by each play in which the company operates:

• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;
• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

In contrast, the present Proposal does not displace management decision-making, as it allows the Company to determine when, where and how greenhouse gases will be eliminated; the current Proposal only sets an overall ambitious goal that is consistent with the next frontier for the Company's carbon reduction measures in a world of ever-accelerating demands for greenhouse gas reduction.

The present Proposal more closely resembles the numerous proposals on climate change that have been found to not be excludable as related ordinary business, because they addressed key issues regarding strategic responses and goals on climate change. For instance, see *Chevron Inc.* (March 23, 2016), requesting that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies. *Dominion Resources Inc.* (February 11, 2014) requested the company adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals. *Hess Inc.* (Feb. 29, 2016) requested that Hess prepare and publish a report disclosing the "financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized" and "provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders; provide information on assumptions used in each scenario, including carbon price and crude oil price."

The Proposal does not entail shareholder involvement in operational decisions or management prerogatives

The Company argues that the Proposal's request that it generate a feasible net-zero plan covering "all aspects of the business directly owned by the Company" is overbroad, and inappropriately correlates to facility-level operational decisionmaking. In support, the Company cites cases where proposals urged specific programs and investments without a transcendent policy issue, or which micromanaged energy or technology choices. For instance, it cites *FirstEnergy Corp.* (March 8, 2013) which focused on increasing renewable energy resources but failed to focus on a significant policy issue.

In sum, the proposal does not micromanage and is not excludable as relating to the Company's business.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff notify Deere & Company that it is denying the no action request and must include the Proposal on its 2017 proxy materials.

Sincerely,



Sanford Lewis

Cc: Todd E. Davies
Christine Jantz

Net-Zero Greenhouse Gas Emissions by 2030

WHEREAS:

It is widely reported that greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century;

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius;

Shareholders laud the Company's commitment to "focus[ing] on energy efficiency and greenhouse gas (GHG) emission reduction . . ." Since beginning its formal energy and GHG programs, the Company has made commendable progress, evidenced by the 26% reduction of GHG emissions per ton of production from 2005 to 2012, however shareholders believe that to secure the Company's leadership on climate issues, it should set an ambitious target date for becoming net-zero GHG emissions.

RESOLVED: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting;

SUPPORTING STATEMENT: For the purposes of this proposal, the proponent suggests that "net-zero greenhouse gas emissions" be achieved through company efforts to reduce Scope 1 and 2 GHG emissions to the maximum extent feasible, and then offsetting the remaining GHG emissions through equal to or greater than the company's GHG emissions during the same year based on the following carbon accounting integrity principles. In order for an offset to count toward achievement of net-zero GHG it must be permanent and measurable, and also:

- Additional: It must result in emissions reductions that would be unlikely to have occurred in the ordinary course of events, and represent carbon abatement that is not double counted (counted as GHG reduction by another party);
- Transparent: So that shareholders and other interested stakeholders have access to information about the offset project that generated the abatement;
- Address Leakage: Deduct any material increases in emissions elsewhere caused by the reduction activities which nullify or reduce the abatement;
- Independently Audited: The reduction must be verified by an independent qualified third party;
- Registered: The offset unit must be listed and tracked in a publicly transparent registry.

ATTENTION FUND FIDUCIARIES: Mutual funds and institutions hold over 74% of Deere common stock. Leading investors include, among others, Berkshire Hathaway, Vanguard Group, State Street Corporation, BlackRock Institutional Trust, Capital World Investors, FMR, Generation Investment Management, and Franklin Resources. Your YES vote will promote Deere's reputation.

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 14, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2017 Annual Meeting
Omission of Shareholder Proposal of
Jantz Management LLC

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") confirm that, for the reasons stated below, it will not recommend enforcement action to the Commission if Deere & Company, a Delaware corporation ("Deere" or the "Company"), excludes the shareholder proposal and supporting statement (the "Proposal") submitted by Jantz Management LLC (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials") because the Proposal addresses matters relating to the Company's ordinary business operations.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Act, we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2017 proxy materials. The Company intends to file the definitive Proxy Materials on or about January 13, 2017.

Rule 14a-8(k) and Section E of SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG [defined as greenhouse gas] emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

A copy of the Proposal, the related supporting statement (the "Supporting Statement") and correspondence from the Proponent is attached hereto as Exhibit A.

II. Basis for Exclusion: *Deere may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) of the Act because the Proposal deals with matters relating to Deere's ordinary business operations.*

A. Background

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if Deere excludes the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) of the Act because the Proposal deals with matters relating to Deere's ordinary business operations. Under Rule 14a-8(i)(7) of the Act, a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature on which shareholders, as a group, would not be in a position to make an informed judgment. The 1998 Release sets forth the Commission's general policy "to confine the resolution to ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

The 1998 Release also provided a social policy exception to the general rule allowing a company to exclude shareholder proposals if they deal with matters relating to a company's ordinary business operations. The Staff has indicated that, "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) *as long as a sufficient nexus exists* between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") (emphasis added); *see also Devon Energy Corp.* (Mar. 19, 2014) (declining to concur that the company could exclude a proposal requesting a report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change because it focused on the significant policy issue of climate change); *Exxon Mobil Corporation* (Mar. 23, 2007) (declining to concur that the company could exclude a proposal requesting the company to adopt quantitative goals for reducing greenhouse gas emissions). However, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." SLB 14E.

Notwithstanding the social policy exception, a proposal may still be excluded under Rule 14a-8(i)(7) if it seeks to micromanage the company by specifying in detail the manner in which the company should address the policy issue. *See Ford Motor Company* (March 2, 2004) (proposal requesting the preparation and publication of scientific report regarding the existence of global warming or cooling excludable "as relating to ordinary business operations" despite recognition that global warming is a significant policy issue); *Marriott International Inc.* (March 17, 2010) (proposal limiting showerhead flow to no more than 1.6 gallons per minute and requiring the installation of mechanical switches to control the level of water flow excludable for micro-managing despite recognition that global warming, which the proposal sought to address, is a significant policy issue); and *Duke Energy Corporation* (February 16, 2001) (proposal requesting 80% reduction in nitrogen oxide emissions from the company's coal-fired plants and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler excludable despite proposal's objective of addressing significant environmental policy issues).

The Staff has previously concurred in the exclusion of proposals that seek to impose specific prescriptions for executing generic policies that interfere with a company's ordinary business operations. In *FirstEnergy Corp.* (Mar. 8, 2013), the Staff concurred in excluding a proposal that would require an increase in energy efficiency and renewable energy sources be included in an energy source diversification report because it related to the company's "choice of technologies" for use in its operations.

B. *Analysis*

In this case, the Proposal instructs the board of directors to "generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business." The Supporting Statement details how the board of directors should set out to achieve the goal set by the Proposal. As in *FirstEnergy*, decisions relating to the mix of resources used to source electricity, operate plants and otherwise conduct business necessarily concern Deere's choice of processes, technologies and materials for use in its operations. The Proposal implicates precisely the type of day-to-day business operations that the 1998 Release indicated are too impractical and too complex to subject to direct shareholder oversight.

The Proposal also demands that the net-zero plan be adopted "for all aspects of the business which are directly owned by the Company." The Proposal's overbroad approach correlates to the facility-level operational decisions within the purview of management that are addressed squarely by the 1998 Release. The Staff has long held the position that proposals related to climate change policy that dictate specific management prerogatives are excludable. *See FirstEnergy*; *Dominion Resources, Inc.* (Feb. 3, 2011) (concurring that the company could exclude a proposal requesting that it initiate a funding program for rooftop solar or wind power); *Assurant, Inc.* (Mar. 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plan to address climate change); *General Electric Co.* (Jan. 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy); *Centex Corporation* (May 14, 2007) (concurring that the company could exclude a proposal calling for management to assess how the company is responding to rising regulatory, competitive and public pressure to address climate change); *Ryland Group, Inc.* (Feb. 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's response to pressure to increase energy efficiency); and *American International Group, Inc.* (Feb. 11, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business). Importantly, the specificity in the target date for compliance of 2030 distinguishes this Proposal from circumstances where the Staff have permitted proposals on policy grounds. *See, e.g.*, Exxon Mobil Corporation (Mar. 12, 2007) (declining to exclude a proposal for the company to adopt a renewable energy sourcing policy with broad target range goals). The Proposal would transfer responsibility for critical operational and production decision-making from the board and management to the shareholders inapposite to the Staff's position in the 1998 Release.

Moreover, the the social policy exception to the general rule clearly does not apply to the Proposal. The proposals in *Devon Energy* and *Exxon* involved energy companies that produce fossil fuels and are heavily regulated by the Environmental Protection Agency such that a clear nexus exists between their business operations and the climate change policy issues raised by those shareholder proposals. For those companies, the social policy exception is likely to apply. In this instance, Deere is a global machinery manufacturing company. Unlike in the proposals in *Devon Energy* and *Exxon* where climate change has a direct link to their day-to-day operations as energy companies, there is no sufficient nexus between the overarching policy of the Proposal to reduce GHG emissions and Deere's day-to-day operations as a machinery manufacturing company. Although energy is important to Deere's operations, Deere is not itself an energy company that would otherwise focus its day-to-day operations solely on the production and transfer of energy. The nexus between the energy issues that are central to the Proposal and those that affect Deere's day-to-day operations is not sufficiently narrow to justify the Proposal's substantial incursion into the management of Deere's business operations. Therefore, the social policy exception does not support including the Proposal in the 2017 proxy materials.

Even if the Staff concluded there to be sufficient nexus between the Proposal and Deere's day-to-day operations, the Proposal seeks to micromanage Deere by imposing a specific time frame to implement complex policies to satisfy the proposed emissions targets. Deere has already committed to policies and targets to reduce its environmental impact which have been provided to shareholders through its website.[1] These goals include a fifteen percent normalized reduction in GHG emissions by 2018, as well as normalized reductions in energy and water consumption and an increase in waste recycling. The Proposal requests that Deere create an eco-plan different than those that have already been implemented to meet the arbitrary targets and deadlines set by the Proponent. Developing and selecting a feasible plan would require Deere to evaluate and prioritize particular courses of actions and changes to its operations and business and to replace its own judgment (which has already been implemented and communicated to shareholders) about the best course of action with a course of action directed solely at meeting the arbitrary emissions level and timeframe set by the Proponent. This micromanagement of day-to-day operating decisions is precisely the type that the 1998 release indicated is too impractical and complex to subject to direct shareholder oversight.

[1] *Available at* www.JohnDeere.com/EnvironmentalStewardship.

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will take no action if Deere excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5161.

Very truly yours,



Todd E. Davies
Corporate Secretary and
Associate General Counsel

cc: Christine Jantz
Jantz Management LLC

EXHIBIT A

Copy of the Proposal and Supporting Statement and Related Correspondence

JantzManagement

Responsible Quantitative Value Investing ℠

August 9, 2016

Todd E. Davies
Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Davies:

Jantz Management LLC is filing the enclosed shareholder proposal regarding Deere & Co.'s greenhouse gas emissions program on behalf of me, as an individual shareholder. Jantz Management LLC is a Boston-based investment management firm providing discretionary investment services to separately managed accounts, pensions and profit sharing plans, trusts and estates, foundations and charities, and corporations and other business entities.

As an individual shareholder, I am a beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934 having held more than $2,000 worth of shares of Deere & Company common stock held for more than one year. I will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided within the next 15 business days. I will send a representative to introduce the proposal.

I believe that this proposal is in the best interest of our Company and its shareholders. I look forward to discussing the matter in greater detail.

I would appreciate confirmation of receipt of this proposal by mail or email (jantz@jantzmgmt.com).

Sincerely,



Christine Jantz, CFA
President
Jantz Management LLC

Enclosure: shareholder proposal

PO Box 301090, Boston, MA 02130 | 617.273.8018 | info@jantzmgmt.com | jantzmgmt.com

Net-Zero Greenhouse Gas Emissions by 2030

WHEREAS:

It is widely reported that greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century;

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius;

Shareholders laud the Company's commitment to "focus[ing] on energy efficiency and greenhouse gas (GHG) emission reduction . . ." Since beginning its formal energy and GHG programs, the Company has made commendable progress, evidenced by the 26% reduction of GHG emissions per ton of production from 2005 to 2012, however shareholders believe that to secure the Company's leadership on climate issues, it should set an ambitious target date for becoming net-zero GHG emissions.

RESOLVED: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

SUPPORTING STATEMENT: For the purposes of this proposal, the proponent suggests that "net-zero greenhouse gas emissions" be achieved through company efforts to reduce Scope 1 and 2 GHG emissions to the maximum extent feasible, and then offsetting the remaining GHG emissions through equal to or greater than the company's GHG emissions during the same year based on the following carbon accounting integrity principles. In order for an offset to count toward achievement of net-zero GHG it must be permanent and measurable, and also:

- Additional: It must result in emissions reductions that would be unlikely to have occurred in the ordinary course of events, and represent carbon abatement that is not double counted (counted as GHG reduction by another party);
- Transparent: So that shareholders and other interested stakeholders have access to information about the offset project that generated the abatement;
- Address Leakage: Deduct any material increases in emissions elsewhere caused by the reduction activities which nullify or reduce the abatement;
- Independently Audited: The reduction must be verified by an independent qualified third party;
- Registered: The offset unit must be listed and tracked in a publicly transparent registry.

ATTENTION FUND FIDUCIARIES: Mutual funds and institutions hold over 74% of Deere common stock. Leading investors include, among others, Berkshire Hathaway, Vanguard Group, State Street Corporation, BlackRock Institutional Trust, Capital World Investors, FMR, Generation Investment Management, and Franklin Resources. Your YES vote will promote Deere's reputation.


JantzManagement
Responsible Quantitative Value Investing™

August 11, 2016

Todd E. Davies
Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Davies:

This letter is regarding a shareholder proposal that Jantz Management LLC filed on my behalf, on August 9, 2016, regarding Deere's greenhouse gas emissions program. Enclosed, please find a letter from my brokerage, Folio*fn* (a DTC participant), verifying that I, Christine Jantz as an individual shareholder of Jantz Management LLC, have held the requisite amount of stock in Deere & Company for more than one year prior to filing the shareholder proposal. As previously stated, I intend to continue to hold these shares through the next shareholder meeting.

Please note that I am submitting this proof of ownership on a timely basis consistent with Rule 14a-8. In the event that you find any defect in this documentation, I request that you notify me promptly of any concerns or deficiencies.

Should you need anything further, do not hesitate to contact me at jantz@jantzmgmt.com or at my mailing address, below.

Thank you in advance for your attention to this matter.

Sincerely,

Christine Jantz, CFA
President and Portfolio Manager
Jantz Management LLC

Enclosure: proof of ownership


Folio Investing

FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 703 245 [illegible]
f 703 245 [illegible]
folioinvesting.com

August 9, 2016

Todd E. Davies
Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

Dear Mr. Davies:

Foliofn Investments, Inc. ("Folio"), a DTC participant, acts as the custodian for Jantz Management LLC. Christine Jantz, an individual shareholder of Jantz Management LLC, currently holds shares of Deere and Company common stock, and has held shares valued in excess of $2,000 continuously since August 09, 2015.

Sincerely,

Andrew W. Ferguson,
Compliance Associate